Exhibit 99.3

FINANCIAL STATEMENTS OF SL INDUSTRIES, INC.

Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets as of December 31, 2010 and 2009
Consolidated Statements of Income for the years ended December 31, 2010, 2009 and 2008
Consolidated Statements of Shareholders Equity for the years ended December 31, 2008, 2009 and 2010
Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008
Notes to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
        SL Industries, Inc.

We have audited the accompanying consolidated balance sheets of SL Industries, Inc. (a New Jersey Corporation) and its subsidiaries (the Company) as of December 31, 2010 and 2009 and the related consolidated statements of income and comprehensive income, changes in shareholders’ equity and cash flows for each of the three years in the period ended December 31, 2010. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Schedule II, Valuation and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of SL Industries, Inc. and its subsidiaries as of December 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Grant Thornton LLP

Philadelphia, Pennsylvania

March 31, 2011

SL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2010	2009
ASSETS
Current assets:
Cash and cash equivalents	$1,374,000	$9,967,000
Receivables, net	30,753,000	22,388,000
Inventories, net	22,225,000	18,815,000
Other current assets	1,994,000	685,000
Deferred income taxes, net	4,743,000	4,058,000
Total current assets	61,089,000	55,913,000

Property, plant and equipment, net	8,921,000	9,274,000
Deferred income taxes, net	6,984,000	5,331,000
Goodwill	22,756,000	22,769,000
Other intangible assets, net	4,012,000	4,939,000
Other assets and deferred charges, net	1,137,000	1,225,000
Total assets	$104,899,000	$99,451,000

LIABILITIES
Current liabilities:
Debt, current portion	$9,800,000	$—
Accounts payable	14,894,000	10,208,000
Accrued income taxes	1,400,000	830,000
Accrued liabilities:
Payroll and related costs	6,260,000	3,482,000
Other	8,614,000	6,329,000
Total current liabilities	40,968,000	20,849,000
Debt, less current portion	—	—
Deferred compensation and supplemental retirement benefits	2,244,000	2,365,000
Other long-term liabilities	14,438,000	7,137,000
Total liabilities	57,650,000	30,351,000

Commitments and contingencies

SHAREHOLDERS’ EQUITY
Preferred stock, no par value; authorized, 6,000,000 shares; none issued	$—	$—
Common stock, $.20 par value; authorized, 25,000,000 shares; issued, 6,963,000 and 8,298,000 shares, respectively	1,393,000	1,660,000
Capital in excess of par value	24,085,000	43,027,000
Retained earnings	44,627,000	42,071,000
Accumulated other comprehensive (loss)	(87,000)	(141,000)
Treasury stock at cost, 2,477,000 and 2,166,000 shares, respectively	(22,769,000)	(17,517,000)
Total shareholders’ equity	47,249,000	69,100,000
Total liabilities and shareholders’ equity	$104,899,000	$99,451,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF INCOME
 FOR THE YEARS ENDED DECEMBER 31,

	2010	2009	2008

Net sales	$189,768,000	$147,551,000	$185,954,000
Cost and expenses:
Cost of products sold	128,011,000	98,732,000	129,473,000
Engineering and product development	12,664,000	11,575,000	13,972,000
Selling, general and administrative	32,819,000	28,070,000	30,867,000
Depreciation and amortization	3,026,000	3,395,000	3,652,000
Restructuring costs	—	690,000	677,000
Total cost and expenses	176,520,000	142,462,000	178,641,000
Income from operations	13,248,000	5,089,000	7,313,000
Other income (expense):
Amortization of deferred financing costs	(252,000)	(351,000)	(77,000)
Fire related loss, net	(109,000)	—	—
Interest income	2,000	8,000	28,000
Interest expense	(86,000)	(63,000)	(237,000)
Income from continuing operations before income taxes	12,803,000	4,683,000	7,027,000
Income tax provision	3,021,000	1,119,000	2,391,000
Income from continuing operations	9,782,000	3,564,000	4,636,000
(Loss) from discontinued operations (net of tax)	(7,226,000)	(628,000)	(2,302,000)
Net income	$2,556,000	$2,936,000	$2,334,000

Basic net income (loss) per common share
Income from continuing operations	$1.69	$0.59	$0.79
(Loss) from discontinued operations (net of tax)	(1.25)	(0.10)	(0.39)
Net income	$0.44	$0.49	$0.40

Diluted net income (loss) per common share
Income from continuing operations	$1.68	$0.59	$0.78
(Loss) from discontinued operations (net of tax)	(1.24)	(0.10)	(0.39)
Net income	$0.44	$0.49	$0.39

Shares used in computing basic net income (loss) per common share	5,775,000	6,004,000	5,868,000
Shares used in computing diluted net income (loss) per common share	5,811,000	6,015,000	5,948,000

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
 FOR THE YEARS ENDED DECEMBER 31,

	2010	2009	2008
Net income	$2,556,000	$2,936,000	$2,334,000
Other comprehensive income (net of tax):
Foreign currency translation	54,000	(23,000)	(48,000)
Comprehensive income	$2,610,000	$2,913,000	$2,286,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
 FOR THE YEARS ENDED DECEMBER 31, 2008, 2009 AND 2010

							Accumulated
	Common Stock				Capital in		Other	Total
	Issued		Held In Treasury		Excess of	Retained	Comprehensive	Shareholders’
	Shares	Amount	Shares	Amount	Par Value	Earnings	(Loss)	Equity
Balance December 31, 2007	8,298,000	$1,660,000	(2,449,000)	$(19,761,000)	$42,999,000	$36,801,000	$(70,000)	$61,629,000
Net income						2,334,000		2,334,000
Foreign currency translation							(48,000)	(48,000)
Other, including exercise of employee stock options and related income tax benefits			4,000	34,000	27,000			61,000
Stock-based compensation					317,000			317,000
Treasury stock sold			84,000	684,000	308,000			992,000
Treasury stock purchased			(30,000)	(425,000)				(425,000)
Balance December 31, 2008	8,298,000	$1,660,000	(2,391,000)	$(19,468,000)	$43,651,000	$39,135,000	$(118,000)	$64,860,000

Net income						2,936,000		2,936,000
Foreign currency translation							(23,000)	(23,000)
Stock-based compensation					253,000			253,000
Treasury stock sold			391,000	3,182,000	(877,000)			2,305,000
Treasury stock purchased			(166,000)	(1,231,000)				(1,231,000)
Balance December 31, 2009	8,298,000	$1,660,000	(2,166,000)	$(17,517,000)	$43,027,000	$42,071,000	$(141,000)	$69,100,000

Net income						2,556,000		2,556,000
Foreign currency translation							54,000	54,000
Other, including exercise of employee stock options and related income tax benefits			107,000	877,000	(104,000)			773,000
Stock-based compensation					174,000			174,000
Repurchase and retirement of common stock	(1,335,000)	(267,000)			(19,184,000)			(19,451,000)
Treasury stock sold			60,000	476,000	172,000			648,000
Treasury stock purchased			(478,000)	(6,605,000)				(6,605,000)
Balance December 31, 2010	6,963,000	$1,393,000	(2,477,000)	$(22,769,000)	$24,085,000	$44,627,000	$(87,000)	$47,249,000

See accompanying notes to consolidated financial statements.

SL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
 FOR THE YEARS ENDED DECEMBER 31,

	2010	2009	2008
OPERATING ACTIVITIES:
Net income	$2,556,000	$2,936,000	$2,334,000
Adjustment for losses from discontinued operations	7,226,000	628,000	2,302,000
Income from continuing operations	9,782,000	3,564,000	4,636,000
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:
Depreciation	1,894,000	2,080,000	2,218,000
Amortization	1,132,000	1,315,000	1,434,000
Amortization of deferred financing costs	252,000	351,000	77,000
Stock-based compensation	174,000	253,000	317,000
Tax benefit from exercise of stock options	(19,000)	—	(7,000)
Non-cash compensation expense (benefit)	156,000	(18,000)	(655,000)
Non-cash fire related loss	109,000	—	—
Non-cash restructuring	—	—	170,000
(Recoveries of) provisions for losses on accounts receivable	(66,000)	22,000	(169,000)
Cash surrender value of life insurance policies	1,000	(14,000)	(13,000)
Deferred compensation and supplemental retirement benefits	428,000	421,000	431,000
Deferred compensation and supplemental retirement benefit payments	(536,000)	(740,000)	(543,000)
Deferred income taxes	(2,047,000)	152,000	(1,013,000)
Loss on sales of equipment	41,000	104,000	159,000
Changes in operating assets and liabilities, excluding effects of business combinations and dispositions:
Accounts receivable	(8,299,000)	3,087,000	4,809,000
Inventories	(3,250,000)	2,762,000	664,000
Prepaid expenses	(1,060,000)	373,000	(100,000)
Other assets	(107,000)	35,000	91,000
Accounts payable	4,681,000	267,000	(2,358,000)
Other accrued liabilities	2,126,000	(1,676,000)	(2,645,000)
Accrued income taxes	3,922,000	(442,000)	2,543,000

Net cash provided by operating activities from continuing operations	9,314,000	11,896,000	10,046,000
Net cash (used in) operating activities from discontinued operations	(1,496,000)	(2,297,000)	(1,680,000)

NET CASH PROVIDED BY OPERATING ACTIVITIES	7,818,000	9,599,000	8,366,000

INVESTING ACTIVITIES:
Purchases of property, plant and equipment	(1,416,000)	(838,000)	(2,426,000)
Purchases of other assets	(232,000)	(110,000)	(8,000)

NET CASH (USED IN) INVESTING ACTIVITIES	(1,648,000)	(948,000)	(2,434,000)

FINANCING ACTIVITIES:
Proceeds from Revolving Credit Facility	19,800,000	100,000	20,440,000
Payments of Revolving Credit Facility	(10,000,000)	(100,000)	(26,440,000)
Payments of deferred financing costs	(57,000)	(250,000)	(551,000)
Repurchase and retirement of common stock	(19,451,000)	—	—
Treasury stock purchases	(6,605,000)	(1,231,000)	(425,000)
Treasury stock sales	648,000	2,305,000	992,000
Proceeds from stock options exercised	754,000	—	54,000
Tax benefit from exercise of stock options	19,000	—	7,000

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(14,892,000)	824,000	(5,923,000)
Effect of exchange rate changes on cash	129,000	(12,000)	(238,000)
NET CHANGE IN CASH AND CASH EQUIVALENTS	(8,593,000)	9,463,000	(229,000)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	9,967,000	504,000	733,000
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,374,000	$9,967,000	$504,000

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Note 1. Summary Of Significant Accounting Policies

Background: SL Industries, Inc. (the “Company”), a New Jersey corporation, through its subsidiaries, designs, manufactures and markets power electronics, motion control, power protection, power quality electromagnetic products and specialized communication equipment that is used in a variety of commercial and military aerospace, computer, datacom, industrial, medical, telecom, transportation and utility equipment applications. Its products are incorporated into larger systems to increase operating safety, reliability and efficiency. The Company’s products are largely sold to original equipment manufacturers, the utility industry, and, to a lesser extent, commercial distributors. The Company’s customer base is primarily located in the United States. The Company’s operating subsidiaries are described and defined in Note 16. The Company’s discontinued operations are described and defined in Note 2.

Basis Of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

Use Of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The most significant areas that require the use of management estimates relate to product warranty costs, accrued liabilities related to litigation, allowance for doubtful accounts, allowance for inventory obsolescence and environmental costs.

Reclassifications: Certain reclassifications have been made to prior period Consolidated Statement of Cash Flows to conform to the current year presentation.

Cash Equivalents: The Company considers all highly liquid debt instruments with an original maturity date of three months or less and investments in money market accounts to be cash equivalents. At December 31, 2010 and December 31, 2009, cash and cash equivalents held in the United States are held principally at one financial institution.

Accounts Receivable: The Company’s accounts receivable primarily consist of trade receivables and are reported net of allowances for doubtful accounts of approximately $585,000 and $651,000 as of December 31, 2010 and December 31, 2009, respectively. The Company’s estimate for the allowance for doubtful accounts related to trade receivables is based on two methods. The amounts calculated from each of these methods are combined to determine the total amount reserved. First, the Company evaluates specific accounts where it has information that the customer may have an inability to meet its financial obligations (e.g., bankruptcy or insolvency). In these cases, the Company uses its judgment, based on the best available facts and circumstances, and records a specific reserve for that customer against amounts due to reduce the receivable to the amount that is expected to be collected. These specific reserves are reevaluated and adjusted as additional information is received that impacts the amount reserved. Second, a general reserve is established for all customers based on several factors, including historical write-offs as a percentage of sales. If circumstances change (e.g., higher than expected defaults or an unexpected material adverse change in a major customer’s ability to meet its financial obligation), the Company’s estimates of the recoverability of amounts due could be reduced by a material amount. Receivables are charged off against the reserve when they are deemed uncollectible.

Inventories: Inventories are valued at the lower of cost or market. Cost is primarily determined using the first-in, first-out (“FIFO”) method. Cost for certain inventories is determined using the last-in, first-out (“LIFO”) method. The Company’s carrying cost of inventory is valued at the lower of cost or market as the Company continually reviews the book value of discontinued product lines to determine if these items are properly valued. The Company identifies these items and assesses the ability to dispose of them at a price greater than cost. If it is determined that cost is less than market value, then cost is used for inventory valuation. If market value is less than cost, then related inventory is adjusted to market value. If a write down to the current market value is necessary, the market value cannot be greater than the net realizable value, which is defined as selling price less costs to complete and dispose, and cannot be lower than the net realizable value less a normal profit margin. The Company also continually evaluates the composition of its inventory and identifies slow-moving and excess inventories. Inventory items identified as slow-moving or excess are evaluated to determine if reserves are required. If the Company were not able to achieve its expectations of the net realizable value of the inventory at current market value, it would have to adjust its reserves accordingly. The Company attempts to accurately estimate future product demand to properly adjust inventory levels. However, significant unanticipated changes in demand could have a significant impact on the value of inventory and of operating results.

Property, Plant And Equipment: Property, plant and equipment are carried at cost and include expenditures for new facilities and major renewals and betterments. Maintenance, repairs and minor renewals are charged to expense as incurred. When assets are sold or otherwise disposed of, any gain or loss is recognized currently. Depreciation is provided primarily using the straight-line method over the estimated useful lives of the assets, which range from 25 to 40 years for buildings, 3 to 15 years for equipment and other property, and the lesser of the lease term or life of the asset for leasehold improvements.

Goodwill And Other Intangibles: The Company follows Accounting Standards Codification (“ASC”) 350 “Intangibles — Goodwill and Other,” which requires that goodwill and other indefinite-lived intangible assets will no longer be amortized to earnings, but instead be subject to periodic testing for impairment. Intangible assets determined to have definitive lives will continue to be amortized over their estimated useful lives.

The Company’s impairment testing is undertaken annually, or more frequently upon the occurrence of some indication that an impairment may take place. The Company conducted its annual impairment test as of December 31, 2010.

A two-step process is utilized to determine if goodwill has been impaired. In the first step, the fair value of each reporting unit is compared to the net asset value recorded for such unit. If the fair value exceeds the net asset value, the goodwill of the reporting unit is not adjusted. However, if the recorded net asset value exceeds the fair value, the Company would perform a second step to measure the amount of impairment loss, if any. In the second step, the implied fair value of the reporting unit’s goodwill is compared with the goodwill recorded for such unit. If the recorded amount of goodwill exceeds the implied fair value, an impairment loss is recognized in the amount of the excess.

As a result of the testing that was conducted as of December 31, 2010, the Company concluded that no impairment charge was warranted. However, there can be no assurance that the economic conditions currently affecting the world economy or other events may not have a negative material impact on the long-term business prospects of any of the Company’s reporting units. In such case, the Company may need to record an impairment loss, as stated above. There were no impairment charges related to goodwill and intangible assets recorded during 2010, 2009 and 2008.

Long-Lived Assets: The Company evaluates the recoverability of its long-lived assets in accordance with ASC 360 “Property, Plant, and Equipment.” The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of long-lived assets are measured by a comparison of the carrying amount of an asset to future cash flows expected to be generated by the asset, undiscounted and without interest or independent appraisals. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the assets.

Revenue Recognition: Revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the purchase price is fixed or determinable and collectability is reasonably assured. Generally, those criteria are met at the time the product is shipped. Provisions are made at the time the related revenue is recognized for product returns, product warranties, rebates, certain stock scrap programs with distributors and other sales incentives offered by the Company to its customers. Freight revenues billed to customers are included in net sales and expenses for shipping products are included in cost of sales.

Environmental Expenditures: Environmental expenditures that relate to current operations are charged to expense or capitalized, as appropriate. Expenditures that relate to an existing condition caused by formerly owned operations are expensed and recorded as part of discontinued operations. Expenditures include costs of remediation and legal fees to defend against claims for environmental liability. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The liability for remediation expenditures includes, as appropriate, elements of costs such as site investigations, consultants’ fees, feasibility studies, outside contractor expenses and monitoring expenses. Estimates are not discounted and they are not reduced by potential claims for recovery from insurance carriers. The liability is periodically reviewed and adjusted to reflect current remediation progress, prospective estimates of required activity and other relevant factors, including changes in technology or regulations.

Deferred Financing Costs: Costs incurred in securing long-term debt are deferred and amortized on a straight-line basis over the term of the related debt. In the case of loan modifications, the Company follows the guidance provided by ASC 470-50 “Debt — Modification and Extinguishments.” The net deferred financing costs at December 31, 2010 and December 31, 2009 were $229,000 and $424,000, respectively. The financing cost amortization expense was $252,000, $351,000, and $77,000, for 2010, 2009, and 2008, respectively.

Product Warranty Costs: The Company offers various warranties on its products. These warranties vary in length depending on the product. The Company provides for its estimated future warranty obligations in the period in which the related sale is recognized primarily based on historical experience. For 2010, 2009 and 2008, these expenses were $1,293,000, $728,000 and $898,000, respectively.

Advertising Costs: Advertising costs are expensed as incurred. For 2010, 2009 and 2008, these costs were $192,000, $214,000 and $245,000, respectively.

Research And Development Costs: Research and development costs are expensed as incurred. For 2010, 2009 and 2008, these costs were $2,734,000, $2,987,000 and $3,287,000, respectively.

Income Taxes: The Company accounts for income taxes based on the estimated effective annual income tax rates. The tax provision differs from taxes payable due to certain items of income, and expenses are recognized in different periods for financial statement purposes than for tax return purposes. The Company recognizes deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The Company establishes valuation allowances if the Company believes that it is more likely than not that some of the deferred tax assets will not be realized. The Company does not recognize a tax benefit unless it is more likely than not that the benefit will be sustained on audit by the taxing authority based on the merits of the associated tax position. If the recognition threshold is met, the Company recognizes a tax benefit measured at the largest amount of the tax benefit that, based on the Company’s judgment, is greater than fifty percent likely to be realized. The Company records interest and penalties related to unrecognized tax benefits as income tax expense.

Foreign Currency Conversion: Assets and liabilities of foreign operations are translated from local currency to U.S. dollars at the exchange rates in effect at the end of the fiscal period. Gains and losses from the translation of foreign operations are included in accumulated other comprehensive (loss) on the Company’s Consolidated Balance Sheets. Revenue and expenses are translated at the year-to-date average rate of exchange. Transaction gains and losses arising from currency exchange rate fluctuations on transactions denominated in a currency other than the local currency are included in the Company’s Consolidated Statements of Income.

Net Income (Loss) Per Common Share: The Company has presented net income (loss) per common share pursuant to ASC 260 “Earnings Per Share.” Basic net income (loss) per common share is computed by dividing reported net income (loss) available to common shareholders by the weighted average number of shares outstanding for the period.

Diluted net income (loss) per common share is computed by dividing reported net income (loss) available to common shareholders by the weighted average shares outstanding for the period, adjusted for the dilutive effect of common stock equivalents, which consist of stock options, using the treasury stock method.

The table below sets forth the computation of basic and diluted net income (loss) per share:

	December 31,	December 31,	December 31,
	2010	2009	2008
	(in thousands, except per share amounts)

Basic net income available to common shareholders:
Net income available to common shareholders from continuing operations	$9,782	$3,564	$4,636
Diluted net income available to common shareholders from continuing operations	$9,782	$3,564	$4,636

Shares:
Basic weighted average number of common shares outstanding	5,775	6,004	5,868
Common shares assumed upon exercise of stock options	36	11	80
Diluted weighted average number of common shares outstanding	5,811	6,015	5,948

Basic net income (loss) per common share:
Income from continuing operations	$1.69	$0.59	$0.79
(Loss) from discontinued operations (net of tax)	(1.25)	(0.10)	(0.39)
Net income	$0.44	$0.49	$0.40

Diluted net income (loss) per common share:
Income from continuing operations	$1.68	$0.59	$0.78
(Loss) from discontinued operations (net of tax)	(1.24)	(0.10)	(0.39)
Net income	$0.44	$0.49	$0.39

For the years ended December 31, 2010 and December 31, 2009, approximately 106,000 and 253,000 stock options, respectively, were excluded from the dilutive computations. No stock options were excluded from the dilutive computations for the year ended December 31, 2008. Stock options are excluded from dilutive computations when the option exercise prices are greater than the average market price of the Company’s common stock.

Stock-Based Compensation

At December 31, 2010, the Company had stock-based employee compensation plans as described below. For the years ended December 31, 2010, December 31, 2009, and December 31, 2008, the total compensation expense (included in selling, general and administrative expense) related to these plans was $174,000, $253,000, and $317,000 ($107,000, $156,000, and $196,000, net of tax), respectively.

The Company maintains two shareholder approved stock option plans that have expired: the Non-Employee Director Nonqualified Stock Option Plan (the “Director Plan”) and the Long-Term Incentive Plan (the “1991 Incentive Plan”). Stock options issued under each plan remain outstanding.

The Director Plan provided for the granting of nonqualified options to purchase up to 250,000 shares of the Company’s common stock to non-employee directors of the Company in lieu of paying quarterly retainer fees and regular quarterly meeting attendance fees. Stock options granted under the Director Plan stipulated an exercise price per share of the fair market value of the Company’s common stock on the date of grant. Each option granted under the Director Plan is exercisable at any time and expires ten years from date of grant. The expiration date of the Director Plan was May 31, 2003.

The 1991 Incentive Plan enabled the Company to grant either nonqualified options, with an exercise price per share established by the Board’s Compensation Committee, or incentive stock options, with an exercise price per share not less than the fair market value of the Company’s common stock on the date of grant. Each option granted under the 1991 Incentive Plan is exercisable at any time and expires ten years from date of grant. The 1991 Incentive Plan expired on September 25, 2001.

On May 14, 2008, the shareholders approved the 2008 Incentive Stock Plan (the “2008 Plan”). The 2008 Plan was proposed to create an additional incentive to retain directors, key employees and advisors of the Company. The 2008 Plan provides up to 315,000 shares of the Company’s common stock that may be subject to options and stock appreciation rights. Options granted under the 2008 Plan are required to stipulate an exercise price per share of not less than the fair market value of the Company’s common stock on the business day immediately prior to the date of the grant. Options granted under the 2008 Plan are exercisable no later than ten years after the grant date.

During 2008, the Company granted 155,000 incentive options to select executives and a key employee under the 2008 Plan. The options issued vest in three equal installments, with the first installment vesting on the date of the grant and the remaining two installments each vesting on the second and third anniversary of the grant. During 2010, 135,000 of these options were cancelled in connection to the termination of certain executives in June 2010.

During 2010, the Company granted 160,000 stock options to select executives and key employees under the 2008 Plan. All stock options that were issued vest over a three year period except for one grant of 15,000 shares, in which 7,500 shares vested on the date of grant and the remainder vests on the first anniversary of the grant date. Compensation expense is recognized over the vesting period of the options.

The fair value of all option grants was estimated using the Black-Scholes option pricing model with the following assumptions and weighted average fair values as follows:

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2010	2009 (1)	2008
Weighted average fair value of grants	$6.78	—	$4.43
Valuation assumptions:
Expected dividend yield	0.00%	—	0.00%
Expected volatility	68.44	—	42.52
Expected life (in years)	4.44	—	4.25
Risk-free interest rate	1.71%	—	3.12%
(1)        No stock options were granted during fiscal 2009.

Stock Options

Option activity under the principal option plans as of December 31, 2010 and changes during the year then ended were as follows:

			Weighted Average	Aggregate
			Remaining	Intrinsic
	Shares	Weighted Average	Contractual Term	Value
	(in thousands)	Exercise Price	(in years)	(in thousands) (1)
Outstanding as of December 31, 2008	405	$10.322	4.24	N/M
Cancelled	(25)	$13.24

Outstanding as of December 31, 2009	380	$10.129	3.48	N/M
Granted	160	$12.59
Exercised	(107)	$7.05
Cancelled	(180)	$12.44

Outstanding as of December 31, 2010	253	$11.339	4.93	$1,554

Exercisable as of December 31, 2010	100	$9.448	2.50	$805
(1)        N/M — the aggregate intrinsic value was not material since the value was less than $1,000.

The aggregate intrinsic value in the table above represents the total pretax intrinsic value (the difference between the Company’s closing stock price on the last trading day of fiscal 2010 and the exercise price, multiplied by the number of in-the-money options) that would have been received by the option holders had all option holders exercised their options on December 31, 2010. This amount changes based on the fair market value of the Company’s stock. The total intrinsic value of options exercised for the years ended December 31, 2010 and December 31, 2008, was $568,000 and $26,000, respectively. No options were exercised during fiscal 2009.

As of December 31, 2010, $877,000 of total unrecognized compensation cost related to stock options is expected to be recognized over a weighted-average period of 2.6 years.

Tax benefits resulting from tax deductions in excess of the compensation cost recognized for those options are classified as financing cash flows. Cash received from option exercises for the year ended December 31, 2010 was $754,000. The actual tax benefit realized for the tax deduction from option exercises of the share-based payment units totaled $67,000 and $97,000 for the fiscal years ended December 31, 2010 and December 31, 2009. The Company has applied the “Short-cut” method in calculating the historical windfall tax benefits. All tax shortfalls will be applied against this windfall before being charged to earnings.

The following table summarizes the Company’s Director Plan for fiscal years 2009 and 2010.

	Shares		Weighted Average
	(in thousands)	Option Price	Exercise Price
Outstanding and exercisable as of December 31, 2008	111	$6.00 to $12.9375	$6.86
Cancelled	(6)	$11.375 to $12.9375	$12.29

Outstanding and exercisable as of December 31, 2009	105	$6.00 to $12.84	$6.58
Exercised	(56)	$6.00 to $8.20	$6.17
Cancelled	(9)	$9.2188 to $12.84	$11.25

Outstanding and exercisable as of December 31, 2010	40	$6.00 to $6.00	$6.00

The following table summarizes information for fiscal years 2009 and 2010 related to the 1991 Incentive Plan and the options issued in 2005:

	Shares		Weighted Average
	(in thousands)	Option Price	Exercise Price
Outstanding and exercisable as of December 31, 2008	139	$5.75 to $13.50	$10.32
Cancelled	(19)	$13.50 to $13.50	$13.50

Outstanding and exercisable as of December 31, 2009	120	$5.75 to $12.175	$9.80
Exercised	(51)	$5.75 to $12.175	$8.02
Cancelled	(36)	$11.125 to $12.175	$11.42

Outstanding and exercisable as of December 31, 2010	33	$5.75 to $12.175	$10.78

The following table summarizes the Company’s 2008 Plan for fiscal years 2009 and 2010:

	Shares		Weighted Average
	(in thousands)	Option Price	Exercise Price
Outstanding as of December 31, 2008	155	$12.80 to $12.80	$12.80
Cancelled	—	—	—

Outstanding as of December 31, 2009	155	$12.80 to $12.80	$12.80
Granted	160	$11.75 to $16.75	$12.59
Cancelled	(135)	$12.80 to $12.80	$12.80

Outstanding as of December 31, 2010	180	$11.75 to $16.75	$12.61

The number of shares exercisable under the Company’s 2008 Plan as of December 31, 2010 was 27,000.

The following tables list the outstanding options and exercisable options as of December 31, 2010, into three ranges:

			Weighted Average
Options Outstanding	Range of Option Prices per	Weighted Average	Life Remaining
(in thousands)	Share	Exercise Price	(years)
47	$5.75 to $6.00	$5.961	1.9
100	$11.75 to $11.75	$11.750	6.5
106	$12.175 to $16.75	$13.322	4.8
253

Options Exercisable	Range of Option Prices per	Weighted Average
(in thousands)	Share	Exercise Price
47	$5.75 to $6.00	$5.961
0	$11.75 to $11.75	$0.000
53	$12.175 to $16.75	$12.497
100

Recently Adopted Accounting Standards

In December 2009, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2009-17 “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities,” which amends Accounting Standards Codification (“ASC”) 810 “Consolidation” to address the elimination of the concept of a qualifying special purpose entity. The standard also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity (“VIE”) with an approach focused on identifying which enterprise has the power to direct the activities of a VIE and the obligation to absorb losses of the entity or the right to receive benefits from the entity. This standard also requires continuous reassessments of whether an enterprise is the primary beneficiary of a VIE whereas previous accounting guidance required reconsideration of whether an enterprise was the primary beneficiary of a VIE only when specific events had occurred. The standard provides more timely and useful information about an enterprise’s involvement with a VIE and is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. The adoption of the provisions of ASU No. 2009-17 did not have a material impact on the Company’s consolidated financial statements.

In December 2009, the FASB issued ASU No. 2009-16 “Accounting for Transfers of Financial Assets,” which amends ASC 860 “Transfers and Servicing” by eliminating the concept of a qualifying special-purpose entity (“QSPE”), clarifying and amending the derecognition criteria for a transfer to be accounted for as a sale, amending and clarifying the unit of account eligible for sale accounting and requiring that a transferor initially measure at fair value and recognize all assets obtained (for example, beneficial interests) and liabilities incurred as a result of a transfer of an entire financial asset or group of financial assets accounted for as a sale. Additionally, on and after the effective date, existing QSPEs (as defined under previous accounting standards) must be evaluated for consolidation by reporting entities in accordance with the applicable consolidation guidance. The standard requires enhanced disclosures about, among other things, a transferor’s continuing involvement with transfers of financial assets accounted for as sales, the risks inherent in the transferred financial assets that have been retained, and the nature and financial effect of restrictions on the transferor’s assets that continue to be reported in the statement of financial position. The standard is effective as of the beginning of interim and annual reporting periods that begin after November 15, 2009. The adoption of the provisions of ASU No. 2009-16 did not have a material impact on the Company’s consolidated financial statements.

In January 2010, the FASB issued ASU No. 2010-06 “Improving Disclosures about Fair Value Measurements,” which amends ASC 820 “Fair Value Measures and Disclosures” to require disclosure of transfers into and out of Level 1 and Level 2 fair value measurements, and also require more detailed disclosure about the activity within Level 3 fair value measurements. The Company adopted the guidance in ASU No. 2010-06 on January 1, 2010, except for the requirements related to Level 3 disclosures, which will be effective for annual and interim reporting periods beginning after December 15, 2010. This guidance requires expanded disclosures only. The adoption of the provisions of ASU No. 2010-06 did not have a material impact on the Company’s consolidated financial statements.

In February 2010, the FASB issued ASU No. 2010-09 “Subsequent Events — Amendments to Certain Recognition and Disclosure Requirements,” which amends ASC 855 “Subsequent Events.” ASU No. 2010-09 requires an entity that is an SEC filer to evaluate subsequent events through the date that the financial statements are issued and removes the requirement that an SEC filer disclose the date through which subsequent events have been evaluated. ASU No. 2010-09 was effective upon issuance. The adoption of the provisions of ASU No. 2010-09 did not have a material impact on the Company’s consolidated financial statements.

In July 2010, the FASB issued ASU No. 2010-20 “Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses.” ASU 2010-20 requires further disaggregated disclosures that improve financial statement users’ understanding of (1) the nature of an entity’s credit risk associated with its financing receivables and (2) the entity’s assessment of that risk in estimating its allowance for credit losses as well as changes in the allowance and the reasons for those changes. The new and amended disclosures as of the end of a reporting period are effective for interim and annual reporting periods ending on or after December 15, 2010. The adoption of the provisions of ASU No. 2010-20 did not have a material impact on the Company’s consolidated financial statements. In January 2011, the FASB issued ASU No. 2011-01 “Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20.” Currently, that guidance is anticipated to be effective for interim and annual periods ending after June 15, 2011. The Company believes that the adoption of the provisions of ASU No. 2011-01 will not have a material impact on its consolidated financial statements.

New Accounting Pronouncements and Other Standards

In October 2009, the FASB issued ASU No. 2009-13 “Multiple-Deliverable Revenue Arrangements.” ASU No. 2009-13 amends guidance included within ASC 605-25 to require an entity to use an estimated selling price when vendor specific objective evidence or acceptable third party evidence does not exist for any products or services included in a multiple-element arrangement. The arrangement consideration should be allocated among the products and services based upon their relative selling prices, thus eliminating the use of the residual method of allocation. ASU No. 2009-13 also requires expanded qualitative and quantitative disclosures regarding significant judgments made and changes in applying this guidance. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. The Company believes that adoption of the provisions of ASU No. 2009-13 will not have a material impact on its consolidated financial statements.

In October 2009, the FASB issued ASU No. 2009-14 “Certain Revenue Arrangements That Include Software Elements.” ASU No. 2009-14 amends guidance included within ASC 985-605 to exclude tangible products containing software components and non-software components that function together to deliver the product’s essential functionality. Entities that sell joint hardware and software products that meet this scope exception will be required to follow the guidance of ASU No. 2009-13. ASU No. 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010. Early adoption and retrospective application are also permitted. The Company believes that the adoption of the provisions of ASU No. 2009-14 will not have a material impact on its consolidated financial statements.

In April 2010, the FASB issued ASU No. 2010-13 “Compensation — Stock Compensation — Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades.” ASU No. 2010-13 provides amendments to ASC 718 to clarify that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in ASU No. 2010-13 are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company believes that the adoption of the provisions of ASU No. 2010-13 will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-28 “Intangibles — Goodwill and Other.” ASC 350 is amended to clarify the requirement to test for impairment of goodwill. ASC 350 has required that goodwill be tested for impairment if the carrying amount of a reporting unit exceeds its fair value. Under ASU No. 2010-28, when the carrying amount of a reporting unit is zero or negative an entity must assume that it is more likely than not that a goodwill impairment exists, perform an additional test to determine whether goodwill has been impaired and calculate the amount of that impairment. The modifications to ASC 350 resulting from the issuance of ASU No. 2010-28 are effective for fiscal years beginning after December 15, 2010 and interim periods within those years. Early adoption is not permitted. The Company believes that the adoption of the provisions of ASU No. 2010-28 will not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued ASU No. 2010-29 “Business Combinations — Disclosure of Supplementary Pro Forma Information for Business Combinations.” This standard update clarifies that, when presenting comparative financial statements, SEC registrants should disclose revenue and earnings of the combined entity as though the current period business combinations had occurred as of the beginning of the comparable prior annual reporting period only. The update also expands the supplemental pro forma disclosures to include a description of the nature and amount of material, nonrecurring pro forma adjustments directly attributable to the business combination included in the reported pro forma revenue and earnings. ASU No. 2010-29 is effective prospectively for material (either on an individual or aggregate basis) business combinations entered into in fiscal years beginning on or after December 15, 2010 with early adoption permitted. The Company believes that the adoption of the provisions of ASU No. 2010-29 will not have a material impact on its consolidated financial statements.

Note 2. Discontinued Operations

On November 24, 2003, the Company sold the operating assets of SL Surface Technologies, Inc. (“SurfTech”). SurfTech produced industrial coatings and platings for equipment in the corrugated paper and telecommunications industries. The Company continues to own the land and a building on which SurfTech’s operations were conducted. During fiscal 2010, 2009, and 2008 the Company incurred legal and remediation costs, which are recorded as part of discontinued operations, net of tax.

During 2010, the Company recorded additions to the environmental reserve of $9,669,000, which were partially offset by payments of $617,000. During 2009, the Company recorded additions to the environmental reserve of $316,000 and payments of $1,339,000. The additions and payments to the environmental reserve were related to estimated environmental remediation liabilities associated with the past operations of SurfTech (see Note 13).

For the years ended December 31, 2010, December 31, 2009, and December 31, 2008, total loss from discontinued operations was $10,577,000, $1,009,000, and $3,671,000 ($7,226,000, $628,000, and $2,302,000, net of tax), respectively.

Note 3. Income Taxes

Income tax provision (benefit) for the fiscal years 2010, 2009 and 2008 is as follows:

	Years Ended December 31,
	2010	2009	2008
	(in thousands)
Income tax provision from continuing operations	$3,021	$1,119	$2,391
Income tax (benefit) from discontinued operations	(3,351)	(381)	(1,369)
Total	$(330)	$738	$1,022

Income from continuing operations before provision for income taxes consists of the following:

	Years Ended December 31,
	2010	2009	2008
	(in thousands)
Domestic	$8,073	$3,479	$5,251
Foreign	4,730	1,204	1,776
Total	$12,803	$4,683	$7,027

The provision for income taxes from continuing operations consists of the following:

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Current:
Federal	$(2,317)	$534	$3,982
Foreign	3,343	341	598
State	1,306	267	(11)
Deferred:
Federal	4,058	278	(2,199)
Foreign	(2,031)	71	—
State	(1,338)	(372)	21
Total Provision	$3,021	$1,119	$2,391

The benefit for income taxes related to discontinued operations for 2010 was $3,351,000. The benefit for income taxes related to discontinued operations for 2009 was $381,000.

Significant components of the Company’s deferred tax assets and liabilities as of December 31, 2010 and December 31, 2009 are as follows:

	December 31,
	2010	2009
	(in thousands)
Deferred tax assets:
Deferred compensation	$948	$989
Inventory valuation	742	1,063
Tax loss carryforward	2,269	3,388
Foreign tax credit carryforward	373	2,537
R&D tax credit carryforward	1,457	1,857
Accrued expenses	989	841
Warranty	587	538
Vacation and bonus expense	1,538	609
Other	814	790
Less valuation allowances	—	(121)
Deferred tax assets	9,717	12,491

Deferred tax liabilities:
Accelerated depreciation and amortization	3,130	3,648
Unremitted foreign earnings	—	2,410
Deferred tax liabilities	3,130	6,058
Net deferred tax assets related to continuing operations	6,587	6,433
Net deferred tax assets related to discontinued operations	5,140	2,956
Net deferred tax assets	$11,727	$9,389

The Company provides U.S. income tax on the earnings of foreign subsidiaries. To the extent that the foreign earnings are repatriated, the related U.S. tax liability will be reduced by any foreign income taxes paid on these earnings.

As of December 31, 2010 and December 31, 2009, the Company’s gross foreign tax credits totaled approximately $373,000 and $2,537,000, respectively. These credits can be carried forward for ten years and expire between 2014 and 2020.

As of December 31, 2010 and December 31, 2009, the Company’s research and development tax credits totaled approximately $1,457,000 and $1,857,000, respectively. Of the December 31, 2010 credits, approximately $701,000 can be carried forward for 15 years and expire between 2013 and 2025, while $756,000 will carry over indefinitely.

As of December 31, 2010, the Company has federal and state net operating loss carryforwards of $1,789,000 and $151,000, respectively, which expire at various dates from 2015 to 2026. In addition, the Company has a foreign net operating loss carryforward of $329,000, which does not expire.

The Company has assessed its past earnings history and trends, sales backlog, budgeted sales, and expiration dates of tax carryforwards and has determined that it is more likely than not that $11,727,000 of the net deferred tax assets as of December 31, 2010 will be realized. The Company has an allowance of $937,000 (related to discontinued operations) provided against the gross deferred tax assets, which relates to the inability of the Company to realize the state tax benefit of the environmental expenses and the state net operating loss carryforwards.

The following is a reconciliation of income tax expense (benefit) related to continuing operations at the applicable federal statutory rate and the effective rates from continuing operations:

	Years Ended December 31,
	2010	2009	2008
Statutory rate	34%	34%	34%
Tax rate differential on domestic manufacturing deduction benefit	(1)	(1)	(1)
State income taxes, net of federal income tax	1	—	2
Foreign operations	(2)	(2)	1
Research and development credits	(5)	(13)	(5)
Other	(3)	6	3
Effective tax rate	24%	24%	34%

For the fiscal year ended December 31, 2010, included in the research and development credits is the recognition of previously unrecognized tax benefits (including interest) in accordance with the guidance provided in ASC 740-10-25 “Income Taxes, Overall, Recognition.”

Unrecognized Tax Positions

The Company and its subsidiaries file income tax returns in the United States and in various state, local and foreign jurisdictions. The Company and its subsidiaries are occasionally examined by tax authorities in these jurisdictions. At December 31, 2010, the Company had been examined by the Internal Revenue Service (the “IRS”) through calendar year 2004. In addition, the Company reached a settlement with a foreign tax authority regarding the Company’s transfer pricing policies. As a result, in 2010, we recognized a previously unrecognized tax position related to the settlement in the amount of $490,000 ($289,000 tax and $201,000 interest). It is reasonably possible that the Company’s gross unrecognized tax benefits balance may change within the next twelve months due to the expiration of the statutes of limitation of the federal government and various state governments by a range of zero to $364,000. The Company has recorded $2,659,000 in other long-term liabilities which represents the gross unrecognized tax benefits.

A reconciliation of the beginning and ending balances of the total amounts of gross unrecognized tax benefits, excluding interest and penalties, is as follows:

	December 31,
	2010	2009	2008
Gross unrecognized tax benefits at January 1, 2010	$2,526,000	$2,845,000	$2,785,000
Increases in tax positions taken in the current year	660,000	91,000	132,000
Increases in tax positions taken in prior years	31,000	—	—
Decreases in tax positions taken in prior years	(138,000)	(39,000)	(48,000)
Decreases in tax positions related to settlement with tax authorities	(289,000)	—	—
Statute of limitations expired	(432,000)	(371,000)	(24,000)
Gross unrecognized tax benefits at December 31, 2010	$2,358,000	$2,526,000	$2,845,000

If recognized, all of the net unrecognized tax benefits at December 31, 2010 would impact the effective tax rate. The Company accrues interest and penalties related to unrecognized tax benefits as income tax expense. At December 31, 2010, the Company had accrued interest and penalties related to unrecognized tax benefits of $301,000.

Note 4. Receivables

Receivables consist of the following:

	December 31,
	2010	2009
	(in thousands)

Trade receivables	$30,728	$22,607
Less: allowance for doubtful accounts	(585)	(651)
	30,143	21,956
Recoverable income taxes	68	—
Other	542	432
	$30,753	$22,388

Note 5. Concentrations Of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers comprising the Company’s customer base, and their dispersion across many industries and geographic regions. The Company seeks to limit its exposure to credit risks in any single country or region. The Company performs periodic credit evaluations of its customers’ financial condition and generally requires no collateral from its customers. The Company provides an allowance for potential credit losses based upon collectability of such receivables. Losses have not been significant for any of the periods presented. All financial investments inherently expose holders to market risks, including changes in currency and interest rates. The Company manages its exposure to these market risks through its regular operating and financing activities.

Note 6. Inventories

Inventories consist of the following:

	December 31,
	2010	2009
	(in thousands)

Raw materials	$15,636	$15,234
Work in process	4,137	3,534
Finished goods	4,814	3,368
	24,587	22,136
Less: allowances	(2,362)	(3,321)
	$22,225	$18,815

The above includes certain inventories that are valued using the LIFO method, which aggregated $4,494,000 and $4,898,000 as of December 31, 2010 and December 31, 2009, respectively. The excess of FIFO cost over LIFO cost as of December 31, 2010 and December 31, 2009 was approximately $524,000 and $529,000, respectively.

Note 7. Property, Plant And Equipment

Property, plant and equipment consist of the following:

	December 31,
	2010	2009
	(in thousands)

Land	$1,074	$1,074
Buildings and leasehold improvements	8,257	7,991
Equipment and other property	23,849	23,020
	33,180	32,085
Less: accumulated depreciation	(24,259)	(22,811)
	$8,921	$9,274

Depreciation expense on property, plant and equipment was $1,894,000, $2,080,000, and $2,218,000 for 2010, 2009, and 2008, respectively.

Note 8. Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
	Gross Value	Amortization	Net Value	Gross Value	Amortization	Net Value
	(in thousands)

Goodwill	$22,756	$—	$22,756	$22,769	$—	$22,769
Other intangible assets:
Customer relationships	3,700	2,079	1,621	3,700	1,570	2,130
Patents	1,245	1,107	138	1,271	1,053	218
Trademarks	1,672	—	1,672	1,672	—	1,672
Developed technology	1,700	1,243	457	1,700	940	760
Licensing fees	355	231	124	355	196	159
Covenant-not-to-compete	—	—	—	100	100	—
Other	—	—	—	51	51	—
Total other intangible assets	8,672	4,660	4,012	8,849	3,910	4,939
	$31,428	$4,660	$26,768	$31,618	$3,910	$27,708

Goodwill is tested at the reporting unit levels annually, and if necessary, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The fair values of the reporting units were estimated using a combination of the expected present values of future cash flows, an assessment of comparable market multiples and a review of market capitalization with estimated control premiums. There were no impairment charges related to goodwill and intangible assets recorded during 2010, 2009 and 2008.

Other intangible assets that have definite lives are amortizable and have original estimated useful lives as follows: customer relationships are amortized over approximately six years and eight years; patents are amortized over a range from five to twenty years; developed technology is amortized over approximately five years and six years; and licensing fees are amortized over approximately ten years. Covenants-not-to-compete were amortized over approximately one and two-thirds years, prior to their expiration. Trademarks are not amortized.

Amortization expense for intangible assets subject to amortization in each of the next five fiscal years is estimated to be: $865,000 in 2011, $715,000 in 2012, $386,000 in 2013, $347,000 in 2014 and $4,000 in 2015.

Amortization expense related to intangible assets for 2010, 2009 and 2008 was $901,000, $904,000 and $950,000, respectively.

Changes in goodwill balances by segment (which are defined below) are as follows:

	Balance		Balance
	December 31,	Foreign	December 31,
	2009	Exchange	2010
	(in thousands)
SLPE (Ault)	$4,276	$(13)	$4,263
High Power Group (MTE)	8,189	—	8,189
High Power Group (Teal)	5,055	—	5,055
RFL	5,249	—	5,249
Total	$22,769	$(13)	$22,756

Note 9. Debt

	December 31,
	2010	2009
	(in thousands)

2008 Credit Facility:
$40 million variable interest rate revolving credit facility maturing in 2011	$9,800	$—
Total	9,800	—
Less: current portion	(9,800)	—
Total long-term debt	$—	$—

On August 3, 2005, the Company entered into a revolving credit facility (the “2005 Credit Facility”) with Bank of America, N.A. (“Bank of America”) to replace its former senior credit facility. The 2005 Credit Facility (with a standby and commercial letter of credit sub-limit of $5,000,000) provided for borrowings up to $30,000,000. On October 23, 2008, the Company and certain of its subsidiaries entered into an Amended and Restated Revolving Credit Facility (the “2008 Credit Facility”) with Bank of America, individually, as agent, issuer and a lender thereunder, and the other financial institutions party thereto. The 2008 Credit Facility amends and restates the Company’s 2005 Credit Facility to provide for an increase in the facility size and certain other changes.

The 2008 Credit Facility provided for maximum borrowings of up to $60,000,000 and included a standby and commercial letter of credit sub-limit of $10,000,000. The 2008 Credit Facility is scheduled to expire on October 1, 2011, unless earlier terminated by the agent thereunder following an event of default. Borrowings under the 2008 Credit Facility bear interest, at the Company’s option, at the British Bankers Association LIBOR rate plus 1.75% to 3.25%, or an alternative rate, which is the higher of (i) the Federal Funds rate plus 0.5% or (ii) Bank of America, N.A.’s publicly announced prime rate, plus a margin rate ranging from 0% to 1.0%. The margin rates are based on certain leverage ratios, as provided in the facility documents. The Company is subject to compliance with certain financial covenants set forth in the 2008 Credit Facility, including a maximum ratio of total funded indebtedness to EBITDA (as defined), minimum levels of interest coverage and net worth and limitations on capital expenditures, as defined. Availability under the 2008 Credit Facility is based upon the Company’s trailing twelve month EBITDA, as defined. At December 31, 2009, the Company had a total availability under the 2008 Credit Facility of $28,200,000.

As a result of the Company’s diminished results during the current economic downturn, the Company was not in compliance with the interest coverage financial covenant in the second quarter 2009. In response, the lenders to the 2008 Credit Facility agreed to waive compliance with the covenant for the second quarter 2009 and to reset the covenant terms for the third quarter 2009. The parties also agreed to reduce the maximum credit limit under the 2008 Credit Facility to $40,000,000. In consideration for these waivers and amendments, the Company agreed to pay the lenders $250,000, which was remitted in the third quarter of 2009 and is being amortized over the remaining life of the 2008 Credit Facility.

On November 19, 2010, the Company entered into a Second Amendment to Credit Agreement with Bank of America, as administrative agent and lender, and a syndicate of other lenders party thereto (the “Second Amendment”), further amending the 2008 Credit Facility among the Company, subsidiaries of the Company party thereto, Bank of America, as administrative agent and lender, and a syndicate of other lenders party thereto.

The Second Amendment, among other things, (a) amends certain terms of the 2008 Credit Facility in order to permit the Company to issue one or more dividends and/or purchase its registered capital stock then issued and outstanding in an amount not in excess, in the aggregate, of Thirteen Million Dollars ($13,000,000) prior to the maturity date of the 2008 Credit Facility; (b) removes the Ten Million Dollar ($10,000,000) maximum for environmental liabilities; and (c) amends the definitions of EBIT and EBITDA to include the add-back of non-cash charges with respect to liabilities arising under Environmental Laws and to reduce EBIT and EBITDA by the amount of the related cash payments related thereto. In consideration for these amendments, the Company agreed to pay the lenders $50,000, which was remitted in the fourth quarter of 2010 and is being amortized over the remaining life of the 2008 Credit Facility. At December 31, 2010, the Company had a total availability under the 2008 Credit Facility of $29,700,000.

As of December 31, 2010, the Company had an outstanding balance under the 2008 Credit Facility of $9,800,000, which bore interest at the LIBOR rate of 2.01%, and was included in short-term borrowings in the accompanying consolidated balance sheets since the facility expires in October 2011. In 2010 the Company maintained an average debt outstanding of $1,478,000. The weighted average interest rate on borrowings was 2.06% during 2010. As of December 31, 2009, the Company had no outstanding balance under the 2008 Credit Facility.

The Company’s obligations under the 2008 Credit Facility are secured by the grant of security interests in substantially all of its respective assets.

Note 10. Accrued Liabilities — Other and Other Long-Term Liabilities

Accrued liabilities — other consist of the following:

	December 31,
	2010	2009
	(in thousands)
Taxes (other than income) and insurance	$556	$209
Commissions	707	744
Litigation and legal fees	151	96
Other professional fees	659	674
Environmental	3,132	1,355
Warranty	1,553	1,373
Deferred revenue	78	28
Other	1,778	1,850
	$8,614	$6,329

Included in the environmental accrual are estimates for all known costs believed to be probable for sites that the Company currently operates or operated at one time (see Note 13 for additional information).

A summary of the Company’s warranty reserve is as follows:

	December 31,
	2010	2009
	(in thousands)
Liability, beginning of year	$1,373	$1,325
Expense for new warranties issued	1,293	869
Expense related to accrual revisions for prior year	—	(141)
Warranty claims paid	(1,113)	(680)
Liability, end of period	$1,553	$1,373

Other long-term liabilities consist of the following:

	December 31,
	2010	2009
	(in thousands)
Environmental	$11,779	$4,528
Gross unrecognized tax benefits	2,659	2,609
	$14,438	$7,137

Note 11. Restructuring Charges

No restructuring activity was recorded during 2010. Restructuring activity for the period ended December 31, 2009 was as follows:

		Year Ended
	December 31, 2009
	(in thousands)
	Severance	Other Costs	Total
Beginning balance	$88	$82	$170
Restructuring charges	526	164	690
Cash payments	(614)	(246)	(860)
Ending balance	$—	$—	$—

During fiscal 2009, the Company recorded a total restructuring charge of $690,000, of which $535,000 was recorded at SL Power Electronics Corp. (“SLPE”) and $155,000 at MTE Corporation (“MTE”). Most of the charges at SLPE were recorded in the second quarter of fiscal 2009. These restructuring charges primarily related to workforce reductions to align the cost structure to reduced business levels. The charges recorded at MTE were primarily recorded in the fourth quarter of fiscal 2009 and related to certain exit costs related to the relocation from its leased manufacturing facility in Juarez, Mexico to the Company’s existing manufacturing facilities in Mexicali, Mexico. All of the restructuring costs have been fully paid and the Company has no outstanding liability for these matters.

During the third and fourth quarters of 2008, the Company reviewed its business levels and cost structure and initiated cost optimization initiatives. As a result of these initiatives, in 2008 the Company recorded restructuring charges of $677,000. All of the restructuring costs have been fully paid and the Company has no outstanding liability for these matters.

Note 12. Retirement Plans And Deferred Compensation

During the years ended December 31, 2010, December 31, 2009 and December 31, 2008, the Company maintained a defined contribution pension plan covering all full-time, U.S. employees of SLPE, Teal Electronics Corporation (“Teal”), SL Montevideo Technology, Inc. (“SL-MTI”), RFL Electronics Inc. (“RFL”), MTE and the corporate office. The Company’s contributions to this plan are based on a percentage of employee contributions and/or plan year gross wages, as defined. Costs incurred under these plans during 2010, 2009 and 2008 amounted to approximately $1,315,000, $708,000 and $1,298,000, respectively.

The Company has agreements with certain active and retired directors, officers and key employees providing for supplemental retirement benefits. The liability for supplemental retirement benefits is based on the most recent mortality tables available and discount rates ranging from 6% to 12%. The amount charged to expense in connection with these agreements amounted to $416,000, $398,000 and $360,000 for 2010, 2009 and 2008, respectively.

The Company is the owner and beneficiary of life insurance policies on the lives of some of the participants having a deferred compensation or supplemental retirement agreement. As of December 31, 2010, the aggregate death benefit totaled $560,000, with the corresponding cash surrender value of all policies totaling $306,000. As of December 31, 2009, the aggregate death benefit totaled $554,000 with the corresponding cash surrender value of all policies totaling $307,000.

As of December 31, 2010, certain agreements restrict the Company from utilizing the cash surrender value of certain life insurance policies totaling approximately $306,000 for purposes other than the satisfaction of the specific underlying deferred compensation agreements. The Company offsets the dividends realized from the life insurance policies with premium expenses. Net expenses recorded in connection with these policies amounted to $17,000, $2,000 and $13,000 for 2010, 2009 and 2008, respectively.

Note 13. Commitments And Contingencies

Leases: The Company is a party to certain leases for facilities, equipment and vehicles from third parties, which expire through 2020. The minimum rental commitments as of December 31, 2010 are as follows:

Operating
Leases
(in thousands)

2011	$1,594
2012	1,282
2013	769
2014	693
2015	639
Thereafter	1,672
Total minimum payments	$6,649

For 2010, 2009 and 2008, rental expense applicable to continuing operations aggregated approximately $1,874,000, $1,917,000 and $2,204,000, respectively.

Letters Of Credit: As of December 31, 2010 and December 31, 2009, the Company was contingently liable for $544,000 and $649,000, respectively, under an outstanding letter of credit issued for casualty insurance requirements.

Litigation: The Company is and has been the subject of administrative actions that arise from its ownership of SL Surface Technologies, Inc. (“SurfTech”), a wholly-owned subsidiary, the assets of which were sold in November 2003. SurfTech formerly operated chrome-plating facilities in Pennsauken Township, New Jersey (the “Pennsauken Site”) and Camden, New Jersey (the “Camden Site”).

On June 12, 2002, the Company and SurfTech were served with a class action complaint by twelve individual plaintiffs (the “Complaint”) filed in Superior Court of New Jersey for Camden County (the “Private Action”). The Company and SurfTech were two of approximately 28 defendants named in the Private Action. The Complaint alleged, among other things, that the plaintiffs are subject to an increased risk of disease as a result of consuming water distributed from the Puchack Well Field located in Pennsauken Township, New Jersey (which was one of several water sources that supplied Camden, New Jersey). Medical monitoring of the plaintiff class was sought in the litigation.

The Private Action arose from similar factual circumstances as a current federal administrative action involving the Puchack Well Field, with respect to which the Company has been identified as a potential responsible party (“PRP”). This action and the Private Action both allege that SurfTech and other defendants contaminated groundwater through the disposal of hazardous substances at facilities in the area. SurfTech once operated a chrome-plating facility at the Pennsauken Site. The federal administrative action is discussed below.

With respect to the Private Action, the Superior Court denied class certification in June 2006. In 2007, the Superior Court dismissed the claims of all plaintiffs on statute of limitations grounds. The plaintiffs appealed and lost on all issues. In January 2010, the New Jersey Supreme Court denied plaintiffs’ petition for certification to the Supreme Court, which effectively terminated this litigation with prejudice.

The Company is the subject of lawsuits and administrative actions that arise from its ownership of SurfTech and its Pennsauken Site. These actions relate to environmental issues concerning the Pennsauken Landfill and the Puchack Well Field. In 1991 and 1992, the New Jersey Department of Environmental Protection (the “NJDEP”) served directives that would subject the Company to, among other things, collective reimbursements (with other parties) for the remediation of the Puchack Well Field. The litigation involving the Pennsauken Landfill involved claims under the Spill Compensation and Control Act (the “Spill Act”), other statutes and common law against the Company and numerous other defendants alleging that they are liable for contamination at and around a municipal solid waste landfill located in Pennsauken Township, New Jersey. In the first quarter 2009, the Company agreed to terms with the plaintiffs for the settlement of all pending claims in this case. Accordingly, the case was dismissed with prejudice in February 2009.

In 2006 the United States Environmental Protection Agency (the “EPA”) named the Company as a potential responsible party (a “PRP”) in connection with the remediation of the Puchack Well Field, which has been designated as a Superfund Site. The EPA has alleged that hazardous substances generated at the Company’s Pennsauken Site contaminated the Puchack Well Field. As a PRP, the Company is potentially liable, jointly and severally, for the investigation and remediation of the Puchack Well Field Superfund Site under the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended (“CERCLA”).

The EPA is remediating the Puchack Well Field Superfund Site in two separate operable units. The first operable unit consists of an area of chromium groundwater contamination that exceeds the selected cleanup standard (“OU-1”). The second operable unit (“OU-2”) pertains to sites that are allegedly the sources of contamination for the first operable unit. The EPA advised the Company in October 2010 that OU-2 includes soil contamination in the immediate vicinity of the Company’s Pennsauken Site.

In September 2006, the EPA issued a Record of Decision that selected a remedy for OU-1 to address the groundwater contamination. The estimated cost of the EPA selected remedy for OU-1, to be conducted over a five to ten year timeframe, was approximately $17,600,000, as stated in the Record of Decision. In an October 2010 meeting with the EPA, the EPA informed the Company that the OU-1 remedy will be implemented in two phases. Prior to the issuance of the EPA’s Record of Decision, the Company had retained an experienced environmental consulting firm to prepare technical comments on the EPA’s proposed remediation of the Puchack Well Field Superfund Site. In those comments, the Company’s consultant, among other things, identified flaws in the EPA’s conclusions and the factual predicates for certain of the EPA’s decisions and for the proposed selected remedy.

Following the issuance of its Record of Decision for OU-1, in November 2006, the EPA sent another letter to the Company encouraging the Company to either perform or finance the remedial actions for OU-1 identified in the EPA’s Record of Decision. In addition to paying for the OU-1 remediation, the EPA has sought payment of the past costs that the EPA has allegedly incurred. The Company responded to the EPA that it was willing to investigate the existence of other PRPs and to undertake the activities necessary to design a final remediation for the Superfund Site. In July 2007, the EPA refused the Company’s offer to perform the work necessary to design the remediation plan without first agreeing to assume responsibility for the full remediation of the Superfund Site. The EPA did encourage the Company to investigate the existence of other PRPs and to submit evidence thereof, if appropriate. In January 2008, the Company submitted to the EPA evidence demonstrating the existence of several other PRPs.

In subsequent meetings and discussions with the U.S. Department of Justice (“DOJ”) and the EPA, the Company was informed that estimated OU-1 remediation costs are now in the range of $30,000,000 to $40,000,000 with additional past costs incurred by the EPA related to OU-1 of approximately $17,000,000. These costs are current estimates provided to the Company by the EPA and DOJ. The Company has asked the DOJ/EPA for but has not been furnished support for these estimates and costs.

Notwithstanding the assertions of the DOJ and EPA, based on discussions with its attorneys and environmental engineering consultants, the Company believes the EPA’s analytical effort is far from complete for OU-1. Further, technical data has not established that offsite migration of hazardous substances from the Company’s Pennsauken Site (OU-2) caused the contamination of OU-1 of the Puchack Well Field Superfund Site. In any event, the Company believes the evidence establishes that hazardous substances from the Company’s Pennsauken Site could have, at most, constituted only a small portion of the total contamination delineated in the vicinity of OU-1 of the Puchack Well Field Superfund Site. Based on the foregoing, the Company believes that it has significant defenses against the EPA claims and that other PRPs should be identified and brought into the legal proceedings by the DOJ to support the ultimate cost of remediation.

Also, the EPA is currently performing investigations relating to OU-2 of the Puchack Well Field Superfund Site. In an October 2010 meeting with EPA, the EPA informed the Company that it did not have an estimate of proposed OU-2 costs at that time. The Company understands that the EPA expects to issue a Record of Decision for OU-2 in the second quarter or third quarter of 2011. On February 24, 2011, the Company’s management and legal counsel met with representatives of the EPA and the DOJ with respect to the Puchack Well Field Superfund Site, collectively OU-1 and OU-2. These discussions are ongoing.

The Company is currently in settlement discussions with the EPA and DOJ regarding the remediation and past costs for both OU-1 and OU-2. This settlement may, among other things, consist of a “limited ability to pay” component, which will be provided by the EPA and DOJ and will be negotiated by the Company. While the EPA and DOJ are viewing the OU-1 and OU-2 costs in a single ability to pay analysis, the Company is considering treating OU-1 and OU-2 as two separate and distinct items. Based on the current available information, the Company has estimated a total liability for OU-1 and OU-2 combined of $11,776,000, of which all but $4,000,000 (recorded in 2006) was reserved and recorded as part of discontinued operations, net of tax, in the amount of $5,132,000 in the fourth quarter of 2010. The Company’s estimate of its OU-1 liability is based upon the government’s OU-1 Record of Decision, the government’s estimates of the costs, and the Company’s estimated portion of the liability based upon data from our environmental engineering consultants. The estimated OU-2 liability is based upon data from our environmental engineering consultants. The above liability is included in the total environmental accrual.

It is management’s opinion taking into account the information available to the Company as well as the significant defenses against the EPA claims and other PRPs potential responsibility that the impact of litigation and environmental administrative actions and related liabilities brought against the Company and its operations should not have a material adverse effect on its consolidated financial position or results of operations. However, the ultimate outcome of these matters, as with litigation generally, is inherently uncertain, and it is possible that some of these matters may be resolved adversely to the Company relative to the current reserves. The adverse resolution of any one or more of these matters could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company.

Other

In the ordinary course of its business the Company is subject to other loss contingencies pursuant to foreign and domestic federal, state and local governmental laws and regulations and is also party to certain legal actions, frequently involving complaints by terminated employees and disputes with customers and suppliers. In the opinion of management, any such other loss contingencies are not expected to have a material adverse effect on the financial condition or results of operations of the Company.

Environmental Matters: Loss contingencies include potential obligations to investigate and eliminate or mitigate the effects on the environment of the disposal or release of certain chemical substances at various sites, such as Superfund sites and other facilities, whether or not they are currently in operation. The Company is currently participating in environmental assessments and cleanups at a number of sites and may in the future be involved in additional environmental assessments and cleanups. Based upon investigations completed to date by the Company and its independent engineering-consulting firms, management has provided an estimated accrual for all known costs believed to be probable and costs that can be reasonably estimated in the amount of $14,911,000, of which $11,779,000 is included as other long-term liabilities as of December 31, 2010. However, it is the nature of environmental contingencies that other circumstances might arise, the costs of which are indeterminable at this time due to such factors as changing government regulations and stricter standards, the unknown magnitude of cleanup costs, the unknown timing and extent of the remedial actions that may be required, the determination of the Company’s liability in proportion to other responsible parties, the divisibility of costs, and the extent, if any, to which such costs are recoverable from other parties. These other circumstances could result in additional expenses or judgments, or offsets thereto. The adverse resolution of any one or more of these other circumstances could have a material adverse effect on the business, operating results, financial condition or cash flows of the Company. Most of the Company’s environmental costs relate to discontinued operations and such costs have been recorded in discontinued operations, net of tax.

There are three sites on which the Company may incur material environmental costs in the future as a result of past activities of its former subsidiary, SurfTech. There are two Company owned sites related to its former subsidiary, SurfTech. These sites are located in Pennsauken, New Jersey (the “Pennsauken Site”) and in Camden, New Jersey (the “Camden Site”). There is also a third site, which is not owned by the Company, referred to as the “Puchack Well Field Site”. The Puchack Well Field Site and the Pennsauken Site are part of the Puchack Well Field Superfund Site.

With respect to the Camden Site, the Company has reported soil contamination and a groundwater contamination plume emanating from the site. The Company has been conducting tests and taking other actions to identify and quantify the contamination and to confirm areas of concern. In the third quarter of 2009, pursuant to an Interim Response Action (“IRA”) Work plan approved by the New Jersey Department of Environmental Protection (“NJDEP”), the Company completed building demolition and excavated and disposed of some of the contaminated soil underlying the building’s foundation. Treatability studies for in-situ remediation of the remaining unsaturated contaminated soil were conducted in 2009. Based upon the treatability study results, our environmental consultants prepared an IRA Work plan Addendum (“IRAWA”) to implement a Phase I Pilot Study (“PIPS”), which involved injecting neutralizing chemicals into the saturated soil. The NJDEP approved the IRAWA, and the PIPS was implemented in November 2010. These injections have now been completed. As required by the IRAWA, our consultants are collecting post-injection data for assessment of the overall success of the PIPS. Also, the Company’s environmental consultants are developing an IRA Work plan Addendum II to implement a Phase II Pilot Study to treat contaminated groundwater. During the second quarter of 2010, the Company reviewed the most recent cost studies prepared by its environmental consultants and recorded an additional $1,273,000 reserve related to the Camden Site. At December 31, 2010, the Company had an accrual of $2,171,000 to remediate the Camden Site. Of this amount, the Company anticipates expenditures of approximately $1,525,000 in 2011.

The Company has reported soil and groundwater contamination at the facility of SL-MTI located on its property in Montevideo, Minnesota. An analysis of the contamination has been completed and a remediation plan has been implemented at the site pursuant to the remedial action plan approved by the Minnesota Pollution Control Agency. The remaining steps under this plan are the monitoring of samples. Based on the current information, the Company believes it will incur remediation costs at this site of approximately $95,000, which has been accrued for at December 31, 2010. These costs are recorded as a component of continuing operations.

As of December 31, 2010 and December 31, 2009, environmental accruals of $14,911,000 and $5,883,000, respectively, have been recorded by the Company in accrued liabilities — other and in other long-term liabilities, as appropriate (see Note 10).

Employment Agreements: The Company entered into severance agreements with certain key employees in 2001 that provide for one-time payments in the event the employee is terminated within twelve months of a change-of-control, as defined. These payments range from six to 24 months of the employee’s base salary as of the termination date, as defined. If a triggering event had taken place in 2010 and if these employees had been terminated during the year, the payments would have aggregated approximately $2,096,000 under such change-of-control agreements.

During October 2010, two former executives entered into Separation Agreements and Mutual Releases (the “Agreements”). The effective dates of the Agreements were October 22, 2010 and October 28, 2010. Total consideration paid to both executives was $1,042,933, minus applicable taxes and withholdings. The payments were for, among other things, severance, accrued vacation, legal fees, and for one executive, payment pursuant to a certain bonus agreement dated August 5, 2002. The payments were completed during the fourth quarter of 2010.

The Company entered into severance agreements in 2010 with certain key employees that provide for one-time payments in the event the employee is terminated within twelve months of a change-of-control, as defined. These payments range from nine to twelve months of the employee’s base salary as of the termination date, as defined. If a triggering event had taken place in 2010 and if these employees had been terminated during the year, the payments would have aggregated approximately $632,000 under such change-of-control agreements.

Note 14. Cash Flow Information

Supplemental disclosures of cash flow information:

	Years Ended December 31,
	2010	2009	2008
	(in thousands)
Interest paid	$81	$63	$347
Income taxes paid	$1,951	$558	$725

Note 15. Shareholders’ Equity

On September 14, 2010, the Company announced a modified “Dutch Auction” tender offer to purchase up to 1,538,461 shares of its common stock (the “Tender Offer”). The Tender Offer expired on October 13, 2010. Under the terms of the Tender Offer, the Company’s shareholders had the option of tendering all or a portion of the Company’s common stock that they owned (1) at a price of not less than $13.00 and not more than $14.50, in increments of $0.25 per share, or (2) without specifying a purchase price, in which case the common stock that they owned would have been purchased at the purchase price determined in accordance with the Tender Offer. Shareholders who elected to tender have received the purchase price in cash, without interest, for common stock tendered in accordance with the terms of the Tender Offer. These provisions were described in the Offer to Purchase relating to the Tender Offer that was distributed to shareholders. All common stock purchased by the Company were purchased at the same price.

Based on the final count by the depositary for the Tender Offer, an aggregate of 1,334,824 shares of common stock were properly tendered and not withdrawn at prices at or below $14.50. Accordingly, pursuant to the terms of the Offer to Purchase, the Letter of Transmittal and applicable securities laws, the Company accepted for purchase 1,334,824 shares of its common stock at a purchase price of $14.50 per share. These shares represent approximately 22.0% of the shares outstanding as of October 18, 2010. With the completion of the tender offer, the Company had approximately 4,728,951 shares of common stock outstanding at that time. The aggregate purchase price paid by the Company in connection with the Tender Offer was $19,354,948, excluding transaction costs. The depositary has paid for the shares accepted for purchase in the Tender Offer. The Company paid for the tender with available cash and $7,500,000 in borrowings from its 2008 Credit Facility.

During the fourth quarter of 2010, in response to the diversification requirements in the Pension Protection Act of 2006 for defined contribution plans holding publicly traded employer securities, the Company purchased all Company shares held by its defined contribution plan. As a result, the Company purchased 252,064 shares of Company common stock at an average cost of $17.45 per share, at a total cost of $4,398,664.

Note 16. Industry Segments

The Company currently operates under four business segments: SLPE, the High Power Group, SL-MTI and RFL. Following its acquisition of Ault on January 26, 2006, the Company consolidated the operations of Ault and its subsidiary, Condor D.C. Power Supplies, Inc. (“Condor”), into SLPE. In accordance with the guidance provided in ASC 280 “Segment Reporting,” this subsidiary is reported as one business segment. Following the acquisition of MTE on October 31, 2006, the Company combined MTE with its subsidiary, Teal, into one business segment, which is reported as the High Power Group. Management has combined SLPE and the High Power Group into one business unit classified as the Power Electronics Group. The Company aggregates operating business subsidiaries into a single segment for financial reporting purposes if aggregation is consistent with the objectives of ASC 280 and if the segments have similar characteristics in each of the following areas:

•	nature of products and services

•	nature of production process

•	type or class of customer

•	methods of distribution

SLPE produces a wide range of custom and standard internal and external AC/DC and DC/DC power supply products to be used in customers’ end products. The Company’s power supplies closely regulate and monitor power outputs, resulting in stable and highly reliable power. SLPE, which sells products under three brand names (SL Power Electronics, Condor and Ault), is a major supplier to the original equipment manufacturers (“OEMs”) of medical, wireless and wire line communications infrastructure, computer peripherals, military, handheld devices and industrial equipment. The High Power Group sells products under two brand names (Teal and MTE). Teal designs and manufactures custom power conditioning and distribution units. Products are developed and manufactured for custom electrical subsystems for OEMs of semiconductor, medical imaging, military and telecommunication systems. MTE designs and manufactures power quality electromagnetic products used to protect equipment from power surges, bring harmonics into compliance and improve the efficiency of variable speed motor drives. SL-MTI designs and manufactures high power density precision motors. New motor and motion controls are used in numerous applications, including military and commercial aerospace equipment, medical devices and industrial products. RFL designs and manufactures communication and power protection products/systems that are used to protect utility transmission lines and apparatus by isolating faulty transmission lines from a transmission grid. The Other segment includes corporate related items, financing activities and other costs not allocated to reportable segments, which includes but is not limited to certain legal, litigation and public reporting charges and certain legacy costs. The accounting policies for the business units are the same as those described in the summary of significant accounting policies (see Note 1 for additional information).

Business segment operations are conducted through domestic subsidiaries. For all periods presented, sales between business segments were not material. No single customer accounted for more than 10% of consolidated net sales during 2010, 2009 or 2008. Each of the segments has certain major customers, the loss of any of which would have a material adverse effect on such segment.

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Net sales
Power Electronics Group:
SLPE	$79,615	$53,464	$72,811
High Power Group	56,494	44,865	60,462
Total	136,109	98,329	133,273
SL-MTI	31,261	28,277	28,647
RFL	22,398	20,945	24,034
Consolidated	$189,768	$147,551	$185,954

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Income from operations
Power Electronics Group:
SLPE	$6,389	$735	$315
High Power Group	5,418	3,194	4,868
Total	11,807	3,929	5,183
SL-MTI	4,801	4,426	3,892
RFL	2,990	1,919	2,379
Other	(6,350)	(5,185)	(4,141)
Income from operations	13,248	5,089	7,313
Amortization of deferred financing costs	(252)	(351)	(77)
Fire related loss, net	(109)	—	—
Interest income	2	8	28
Interest expense	(86)	(63)	(237)
Income from continuing operations before income taxes	$12,803	$4,683	$7,027

	December 31,
	2010	2009
	(in thousands)

Total assets
Power Electronics Group:
SLPE	$37,155	$27,255
High Power Group	31,539	27,192
Total	68,694	54,447
SL-MTI	11,262	11,520
RFL	14,525	15,096
Other	10,418	18,388
Consolidated	$104,899	$99,451

	December 31,
	2010	2009
	(in thousands)

Intangible assets, net
Power Electronics Group:
SLPE	$5,067	$5,433
High Power Group	16,328	16,866
Total	21,395	22,299
SL-MTI	—	—
RFL	5,373	5,409
Consolidated	$26,768	$27,708

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Capital expenditures
Power Electronics Group:
SLPE	$492	$57	$1,020
High Power Group	440	167	756
Total	932	224	1,776
SL-MTI	258	264	432
RFL	226	350	182
Other	—	—	36
Consolidated	$1,416	$838	$2,426

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Depreciation and amortization
Power Electronics Group:
SLPE	$1,381	$1,647	$1,820
High Power Group	831	869	854
Total	2,212	2,516	2,674
SL-MTI	302	358	388
RFL	465	465	550
Other	47	56	40
Consolidated	$3,026	$3,395	$3,652

Financial information relating to the Company’s segments by geographic area is as follows:

	Years Ended December 31,
	2010	2009	2008
	(in thousands)

Net sales(1)
United States	$148,361	$121,399	$155,002
Foreign	41,407	26,152	30,952
Consolidated	$189,768	$147,551	$185,954

Long-lived assets(2)
United States	$5,978	$6,690	$7,411
Foreign	2,943	2,584	3,237
Consolidated	$8,921	$9,274	$10,648

(1)	Net sales are attributed to countries based on location of customer.

(2)	Includes net tangible assets excluding goodwill and intangibles.

Note 17. Foreign Operations

In addition to manufacturing operations in California, Minnesota, New Jersey and Wisconsin, the Company manufactures substantial quantities of products in premises leased in Mexicali, Mexico, Matamoros, Mexico and Tecate, Mexico. The Company also has manufacturing facilities in Xianghe, China. These external and foreign sources of supply present risks of interruption for reasons beyond the Company’s control, including political or economic instability and other uncertainties.

Generally, the Company’s sales are priced in U.S. dollars and its costs and expenses are priced in U.S. dollars, Mexican pesos and Chinese yuan. Accordingly, the competitiveness of the Company’s products relative to locally produced products may be affected by the performance of the U.S. dollar compared with that of its foreign customers’ and competitors’ currencies. Foreign net sales comprised 22%, 18% and 17% of net sales from continuing operations for 2010, 2009 and 2008, respectively.

Additionally, the Company is exposed to foreign currency exchange rate fluctuations, which might result from fluctuations in the value of the Mexican peso and Chinese yuan versus the U.S. dollar. At December 31, 2010, the Company had net liabilities of $1,537,000 subject to fluctuations in the value of the Mexican peso and Chinese yuan. At December 31, 2009, the Company had net assets of $27,000 subject to fluctuations in the value of the Mexican peso and Chinese yuan. Fluctuations in the value of the foreign currencies did not have a material effect on the Company’s operations in either 2010 or 2009.

SLPE manufactures most of its products in Mexico and China. Teal has transferred a significant portion of its manufacturing to a wholly-owned subsidiary located in Mexico. SL-MTI manufactures a significant portion of its products in Mexico. SLPE, the High Power Group and SL-MTI price and invoice their sales in U.S. dollars. The Mexican subsidiaries of SLPE, SL-MTI and Teal maintain their books and records in Mexican pesos. SLPE’s subsidiaries in China maintain their books and records in Chinese yuan; however, most of their sales are invoiced in U.S. dollars. Business operations conducted in Mexico or China incur their respective labor costs and supply expenses in Mexican pesos and Chinese yuan, as the case may be (see Note 16 for additional information).

18. Fire Related Loss And Insurance Recovery

On March 24, 2010, the Company sustained fire damage at its leased manufacturing facility in Mexicali, Mexico. This facility manufactures products for both SLPE and MTE. The fire was contained to an area that manufactures MTE products. The Company is fully insured for the replacement of the assets damaged in the fire and for the loss of profits due to the business interruption and changed conditions caused by the fire. Details of the net fire related loss are as follows:

Year Ended
December 31, 2010
(in thousands)
Fire related loss	$(642)
Insurance recovery	533
Net fire related loss	$(109)

The Company’s fire related loss includes the destruction of property and equipment, damaged inventory, cleanup costs and increased operating expenses incurred as a result of the fire. The Company’s insurance recovery represents the replacement cost of property and equipment damaged as a result of the fire, the fair market value of inventory damaged in the fire, cleanup costs and increased business expenses, net of applicable adjustments and deductibles.

In July 2010, the Company received a $200,000 advance from its carrier related to the fire loss. Any additional gains, losses and recoveries will be recognized in subsequent periods as amounts are determined and finalized with the Company’s insurance carriers.

Note 19. Related Party Transactions

RFL has an investment of $15,000 in RFL Communications PLC, (“RFL Communications”), representing 4.5% of the outstanding equity thereof. RFL Communications is a distributor of teleprotection and communication equipment located in the United Kingdom. It is authorized to sell RFL products in accordance with an international sales agreement. Sales to RFL Communications for 2010, 2009 and 2008 were $655,000, $715,000 and $1,187,000, respectively. Accounts receivable due from RFL Communications at December 31, 2010 and December 31, 2009 were $100,000 and $157,000, respectively.

The Company was a party to a Management Agreement (the “Agreement”) dated April 1, 2002 with Steel Partners Ltd. (“Steel Partners”). Steel Partners is a management company controlled by Warren G. Lichtenstein. Glen M. Kassan and John H. McNamara are employed by Steel Partners. Messrs. Lichtenstein, Kassan and McNamara are directors of the Company. As previously reported, Mr. Lichtenstein was elected to the Board on March 30, 2010 to fill the vacancy created by the resignation of James R. Henderson. On May 18, 2010, the parties terminated the Agreement. Under the Agreement, Steel Partners provided certain management services to the Company in consideration for an annual fee of $475,000, paid monthly. The Agreement was terminated, effective January 31, 2010, for a one-time payment of $150,000. Fees of approximately $190,000 were expensed by the Company for Steel Partners’ services in 2010. Fees of $475,000 were expensed by the Company for Steel Partners’ services in each of 2009 and 2008. Approximately $40,000 was payable at December 31, 2009.

Note 20. Selected Quarterly Financial Data (Unaudited)

			Three Months	Three Months
	Three Months	Three Months	Ended	Ended
	Ended	Ended	September 30,	December 31,
	March 31, 2010	June 30, 2010	2010	2010
	(in thousands, except per share data)

Net sales	$42,133	$47,790	$49,141	$50,704
Gross margin	$13,990	$15,211	$16,021	$16,535
Income from continuing operations before income taxes	$2,044	$3,193	$3,102	$4,464
Net income (loss) (a)	$1,126	$1,014	$2,058	$(1,642)
Basic net income (loss) per common share	$0.18	$0.17	$0.34	$(0.34)
Diluted net income (loss) per common share	$0.18	$0.17	$0.34	$(0.33)

(a) Includes (loss) from discontinued operations, net of tax	$(150)	$(1,049)	$(267)	$(5,760	) (b)
(b) The three months ended December 31, 2010, includes a provision for environmental remediation of $5,132,000, net of tax, related to the Pennsauken Site.

			Three Months	Three Months
	Three Months	Three Months	Ended	Ended
	Ended	Ended	September 30,	December 31,
	March 31, 2009	June 30, 2009	2009	2009
	(in thousands, except per share data)

Net sales	$36,232	$34,956	$36,379	$39,984
Gross margin	$11,887	$11,397	$12,458	$13,077
Income (loss) from continuing operations before income taxes	$304	$(506)	$2,298	$2,587
Net income (loss) (a)	$49	$(434)	$1,719	$1,602
Basic net income (loss) per common share	$0.01	$(0.07)	$0.28	$0.27
Diluted net income (loss) per common share	$0.01	$(0.07)	$0.28	$0.26

(a) Includes (loss) from discontinued operations, net of tax	$(196)	$(87)	$(157)	$(188)